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                          SWISSRAY International, Inc.
                               80 Grasslands Road
                            Elmsford, New York 10523
                    Telephone: 914-345-3700 Fax: 914-345-1585







                                                                 March 27, 2001


VIA FAX ONLY NO. 1-202-942-9585

Thomas A. Jones,, Senior Attorney
Mail Stop 3-6
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

                           Re: SWISSRAY International, Inc. ("SRMI" )
                                  SEC File No. 333-59829
                                  Post Effective Amendment No. 2

Dear Mr. Jones:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act of 1933, the undersigned acting in his capacity as Vice President for the above referenced Issuer, herewith requests withdrawal of Post Effective Amendment No. 2 to the above Registration Statement heretofore filed on January 16, 2001 due to the fact that same should not have been filed as well as for the fact that checkmarking of the box so as to indicate that same was filed pursuant to Rule 462(c) under the Securities Act was inadvertent and incorrect.

                                                    Sincerely,

                                                    SWISSRAY International, Inc.

                                                    /s/Ueli Laupper
                                                    Ueli Laupper, Vice President